Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLYTHIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V76989-P36102 For Against Abstain For Against Abstain For Against Abstain ! !! ! !! SIMILARWEB LTD. 33 YITZHAK RABIN ST. GIVATAYIM, 5348303 ISRAEL 2. Election of Class I Director Nominee: 1a. Joshua Alliance Nominee: 2a. Tamar Rapaport-Dagan NOTE: Such other business as may properly come before the meeting or any adjournment thereof. 1. Re-Election of Class I Director Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. SIMILARWEB LTD. The Board of Directors recommends you vote FOR the following: The Board of Directors recommends you vote FOR the following proposal: 3. To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company's independent registered public accounting firm for the year ending December 31, 2025 and until the Company's next Annual General Meeting of Shareholders, and to authorize the Company's board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors. ! !! VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. EST on August 27, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. EST on August 27, 2025. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. SCAN TO VIEW MATERIALS & VOTEw

V76990-P36102 Continued and to be signed on reverse side SIMILARWEB LTD. Annual General Meeting of Shareholders August 28, 2025 This proxy is solicited by the Board of Directors I, the undersigned shareholder of SIMILARWEB LTD., hereby appoint Jason Schwartz and Moshe Carmon, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize them to represent and to vote, as designated on the reverse side of this proxy, all of the ordinary shares of SIMILARWEB LTD. held in my name on its books as of July 23, 2025, at the Annual General Meeting of Shareholders to be held at 4:00 pm Israel time (9:00 am EST) on August 28, 2025, at the Company's headquarters at 33 Yitzhak Rabin St., Givatayim, 5348303, Israel, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com.